[Company Name]

Balance Sheet

Date:

Assets	2014	2013
Current Assets		
Cash	5,534	
Accounts receivable	-	
Inventory	-	
Prepaid expenses	-	
Short-term investments	-	
Total current assets	5,534	-
Fixed (Long-Term) Assets		
Long-term investments	-	
Property, plant, and equipment	-	
(Less accumulated depreciation)	-	
Intangible assets	-	
Total fixed assets	-	-
Other Assets		
Deferred income tax	-	
Other	-	
Total Other Assets	-	-
Total Assets	**5,534**	**-**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	-	
Short-term loans	-	
Income taxes payable	-	
Accrued salaries and wages	-	
Unearned revenue	-	
Current portion of long-term debt	-	
Total current liabilities	-	-
Long-Term Liabilities		
Long-term debt	-	
Deferred income tax	-	
Other	-	
Total long-term liabilities	-	-
Owner's Equity		
Owner's investment	6,000	
Retained earnings	-	
Other	-	
Total owner's equity	6,000	-
Total Liabilities and Owner's Equity	**6,000**	**-**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	0.00	
Current Ratio (Current Assets / Current Liabilities)		
Working Capital (Current Assets - Current Liabilities)	5,534	-
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	0.92	
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	0.00	

RealtyReturns, Inc.

Income Statement

For the year ending Dec, 31, 2016

Revenue	2016	
Gross sales	-	
(Less sales returns and allowances)	-	
Net Sales	**-**	**-**

Cost of Goods Sold		
Beginning inventory	-	
Goods purchased or manufactured	-	
Total Goods Available	-	-
(Less ending inventory)		
Cost of Goods Sold	-	-
Gross Profit (Loss)	**-**	**-**

Expenses		
Advertising		
Bad debt		
Commissions		
Depreciation		
Employee benefits	12	
Furniture and equipment		
Insurance		
Maintenance and repairs		
Office supplies		
Payroll taxes		
Rent	108	
Research and development		
Salaries and wages		
Software	345	
Travel		
Utilities		
Web hosting and domains		
Other		
Total Operating Expenses	465	-
Operating Income (Loss)	**(465)**	**-**
Non-operating revenues, expenses, gains, losses	-	
(Less interest expense)	-	
Income Before Taxes	-	-
(Less income tax expense)	-	
Income From Continuing Operations	**-**	**-**

Below-the-Line Items		
Income from discontinued operations	-	
Extraordinary items	-	
Cumulative effect of accounting changes	-	
Net Income	**(465)**	**-**